DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

JASON C. HARMON jason.harmon@dlapiper.com T 410.580.4170 F 410.580.3170

January 25, 2016

via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. — Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel

Re:                             Laureate Education, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 23, 2015
File No. 333-207243

Ladies and Gentlemen:

This letter is provided on behalf of our client, Laureate Education, Inc. (the “Company”), in response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Larry Spirgel dated January 13, 2016 with respect to the above-referenced amendment to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on December 23, 2015.

For your convenience, your comments have been reproduced in bold below, together with the Company’s responses. Defined terms used herein shall have the meaning specified in the Registration Statement.

General

1.                                      We note the disclosures throughout your prospectus regarding your company’s election to have its overall public benefit purpose measured against standards established by B Lab and B Lab’s designation of the company as a “Certified B Corporation.” Please file the Rule 436 consent of B Lab to being named in the registration statement and to the references to its designation of the company as a “Certified B Corporation,” or tell us why the consent of B Lab is not required by Rule 436.

Response:

The Company respectfully advises the Staff that the Company’s designation as a Certified B Corporation is a factual description of the Company and is included in the Registration Statement on the basis of information that B Lab makes publicly available. The Company’s designation as a “Certified B Corporation” is publicly available without cost on B Lab’s website at: https://www.bcorporation.net/community/laureate-education. The Company notes for the Staff that the results of the certification process were based on B Lab’s independent evaluation of its own internally developed assessment criteria. The results of the certification process were not guaranteed and the Company will need to be recertified every two years in order to maintain its Certified B Corporation status.  As a result, the Company believes that B Lab is not an “expert” and that its use of the information available on B Lab’s website does not require an expert consent from B Lab in accordance with Rule 436.

Notes to Consolidated Financial Statements
Other Intangible Assets, page F-31

2.                                      Please explain to us why you believe it is appropriate to use the relief-from-royalty method to determine the fair value of your trade name intangible assets in light of your statement that there are no market derived rates to use in this valuation method. Given the lack of market rates, tell us how you are able to evaluate whether the royalty rates derived from the calculation are appropriate relative to the market.

Response:

The Company would like to address the Staff’s comment by providing the following history of how the Company valued trade names and how it developed the royalty rates.

Laureate Education, Inc. was acquired by a consortium of private equity firms on July 9, 2007 (the “LBO transaction”). The Company retained and worked with the valuation practice of a large international accounting firm (the “Valuation Specialist”) to perform the valuation of the acquired assets, which included trade names, student rosters, non-compete agreements, student pipeline, curriculum, contract rights, leasehold interests and assembled workforce. The Company determined the fair value of these assets in accordance with Statement of Financial Accounting Standards No. 141.

The Company used the relief from royalty method (“RFRM”) in valuing the acquired trade names, after consultation with the Valuation Specialist, which is a commonly used and generally accepted methodology for estimating the value of a trade name. The royalty rate is applied to the projected revenue over the expected remaining life of the intangible asset to estimate the annual royalty savings. The projected revenues used in the approach were based on management’s projections. The premise of this valuation technique is that if, hypothetically, the trade names were licensed from an unrelated party, such unrelated party would require the Company to pay a percentage of revenue, operating profit or EBIT, for its use. However, as is true in this case, the trade name owner is also the trade name user so the Company is spared those royalty costs.  The

RFRM calculates the value of a trade name as the present value of the royalty payments (tax affected) that are avoided by owning the trade name.

The royalty rates used for the individual institutions’ trade names are supported by a profit split analysis, which is based on the premise that a licensee of intellectual property would pay a percentage of the anticipated operating profit in exchange for the use of the trade name. This percentage recognizes that an entity’s operating profit is generated by all of the entity’s assets. The after-tax royalty savings are then discounted at a discount rate that reflects the amount of risk associated with the hypothetical cash flows generated by the trade names in the future.

The Company considered obtaining market data for similar licensing arrangements in the post-secondary education space when calculating the royalty rates used in the RFRM calculation. The Company searched the RoyaltySource Intellectual Property Database for comparable market transactions and identified 12 licensing agreements in the education and training space. While the Company’s search for comparable royalty rates yielded a number of license agreements, none of the agreements identified were in the post-secondary space and were not directly comparable to the Company’s operations. These agreements involved institutions such as K-12 tutorial services, IT training institutions and English language training businesses and not universities or other degree granting institutions.  Therefore, at the time of the LBO transaction, the Company concluded that using royalty rates derived from the profit split analysis was the most appropriate methodology. The Company did compare the royalty rates determined by the profit split analysis to the royalty rates identified in the RoyaltySource Intellectual Property Database and found all of the Company’s derived royalty rates to be within the range of the 12 agreements.

Subsequent Purchase Accounting and Impairment Valuations

The Company continued to monitor trade name licensing arrangements in the education field and did not identify any directly comparable licensing arrangements not involving the Company in its specific segment of the education industry for which information is publicly available.  However, the royalty rates derived from the Company’s profit-split analysis performed as a part of its impairment testing continued to fall within the range of the royalty rates utilized in the prior valuations. The Company continues to believe that this is an appropriate methodology to ascertain a royalty rate and conclusion on trade name value as well as to perform its impairment testing. Lastly, as part of the Company’s annual impairment testing for the year ended December 31, 2015, the Company once again searched the RoyaltySource Intellectual Property Database for comparable market transactions and identified 13 licensing agreements in the education and training space. While the Company’s search for comparable royalty rates yielded a number of license agreements, none of the agreements identified were in the post-secondary space and were not directly comparable to the Company’s operations. Nevertheless, the Company did compare the royalty rates determined by the profit split analysis to those royalty rates and found all of the Company’s derived royalty rates continued to be within the range of the 13 agreements.

3.                                      Based on your response, it appears that you are able to reconcile forecasted operating profit to the intangible assets. Given this fact, explain to us your consideration of using a discounted cash flow valuation. Tell us why you ultimately concluded another methodology would be more appropriate than a discounted cash flow valuation.

Response:

The operating profit used in the RFRM represents the total operating profit generated by the respective institution. This operating profit is supported by all of the respective institution’s assets (tangible and intangible). Valuation theory and practice support the theory that a portion of the operating profit is attributable to intangible assets, including trade names. Accordingly, a profit split factor is applied to the entity’s total projected operating profit to derive the amount that is attributable to the trade name and then divided by revenue to yield the implied royalty rate. The implied royalty stream is discounted to derive the trade name value. Accordingly, the Company regards the RFRM as a form of discounted cash flow analysis. Another form of discounted cash flow analysis, the multi-period excess earning method (“MPEEM”) was utilized to value other intangible assets, such as student-related intangibles.

If an MPEEM were used to value the trade names and customer assets, one would end up applying cross-charges within all of the MPEEM intangible asset valuation models. This practice is discouraged by the Appraisal Foundation in guidance it has published on the valuation of intangible assets and the calculation of the contributory asset charges.  In that guidance, it lists the RFRM model as an alternative method to avoid cross charges.  It is for these reasons that a MPEEM, or discounted cash flow valuation method was not considered to be appropriate for valuing trade names.

4.                                      You state that you allocate operating profit to the trade name “based on the relative importance of the trade name to the institution.” Please explain further how you determine the “relative importance” for the trade names. Describe the factors that cause certain trade names to have a higher or lower relative importance. Please also explain to us what circumstances might cause the allocation to change from one period to the next and tell us whether changes to this allocation are common. Explain how changes in the “relative importance” allocation impact the valuation for purposes of your impairment assessment.

Response:

The Company acknowledges that its statement that “we allocate operating profit to the trade name based on the relative importance of the trade name to the institution” may have caused a misunderstanding as to how it applies the profit-split methodology. There is no specific subjective allocation based on “relative importance” which impacts the Company’s valuation for the purposes of performing its impairment analyses.

For its profit-split analysis, the Company determines the royalty rate used in the RFRM by applying a consistent percentage to the steady state operating margin, which includes adjustments for current business developments. Profit splits do not vary meaningfully based on the performance of an individual institution, rather the variability is embedded in the forecasted revenue and operating margin. The operating margins of the Company’s institutions are established using a bottoms-up approach based on the expected long-term performance of each of its institutions. Over time, the values of the Company’s trade names are affected by historical results as well as the Company’s assessment of its institutions’ future revenues and forecasted profit margin, which impacts the royalty rates calculated through the use of the profit split analysis as described in the response to Comment No. 2.  Thus, those institutions with higher operating profits and more favorable long term revenue growth prospects will generate higher trade name values and be indicative of a higher “relative importance” of the trade name value to the institution. As a result, there is no specific subjective allocation based on “relative importance” which impacts the Company’s valuation for the purposes of performing its impairment analyses.

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Thank you very much for your attention to this matter.  We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have.  Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon, Esq.
DLA Piper LLP (US)

cc:	Robert W. Zentz, Esq.
Thomas J. Plotz, Esq.
Laureate Education, Inc.

Robert W. Smith, Jr., Esq.
DLA Piper LLP (US)

Joseph H. Kaufman, Esq.
David W. Azarkh, Esq.
Simpson Thacher & Bartlett LLP